SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 29)

                             -----------------------

                        SIZELER PROPERTY INVESTORS, INC.
                        --------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   830137-10-5
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

          Carolyn Tiffany                                  David J. Heymann
First Union Real Estate Equity and                    Post Heymann & Koffler LLP
       Mortgage Investments                           Two Jericho Plaza, Wing A
         7 Bulfinch Place                                      Suite 111
             Suite 500                                  Jericho, New York 11753
    Boston, Massachusetts 02114                             (516) 681-3636
          (617) 570-4614

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 2005
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP No. 830137-10-5                  13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      First Union Real Estate Equity and Mortgage Investments
      I.R.S. I.D. No.  34-6513657
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
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               7     SOLE VOTING POWER

                     1,500,600
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,500,600
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,500,600 Shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.2%
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14    TYPE OF REPORTING PERSON*

      OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 830137-10-5                  13D

      This Amendment No. 29 amends certain information contained in the Schedule 13D filed by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"), with respect to its ownership interest in Sizeler Property Investors, Inc. ("Sizeler"), as amended by Amendment No. 1 to
Schedule 13D dated November 11, 2004, as further amended by Amendment No. 2 to
Schedule 13D dated November 16, 2004, as further amended by Amendment No. 3 to
Schedule 13D dated December 6, 2004, as further amended by Amendment No. 4 to
Schedule 13D dated December 21, 2004, as further amended by Amendment No. 5 to
Schedule 13D dated January 7, 2005, as further amended by Amendment No. 6 to
Schedule 13D dated January 14, 2005, as further amended by Amendment No. 7 to
Schedule 13D dated January 19, 2005, as further amended by Amendment No. 8 to
Schedule 13D dated January 26, 2005, as further amended by Amendment No. 9 to
Schedule 13D dated January 31, 2005, as further amended by Amendment No. 10 to
Schedule 13D dated February 23, 2005, as further amended by Amendment No. 11 to
Schedule 13D dated March 8, 2005, as further amended by Amendment No. 12 to
Schedule 13D dated March 15, 2005, as further amended by Amendment No. 13 to
Schedule 13D dated March 16, 2005, as further amended by Amendment No. 14 to
Schedule 13D dated March 18, 2005, as further amended by Amendment No. 15 to
Schedule 13D dated March 22, 2005, as further amended by Amendment No. 16 to
Schedule 13D dated March 23, 2005, as further amended by Amendment No. 17 to
Schedule 13D dated March 24, 2005, as further amended by Amendment No. 18 to
Schedule 13D dated March 28, 2005, as further amended by Amendment No. 19 to
Schedule 13D dated March 29, 2005, as further amended by Amendment No. 20 to
Schedule 13D dated April 19, 2005, as further amended by Amendment No. 21 to
Schedule 13D dated April 19, 2005, as further amended by Amendment No. 22 to
Schedule 13D dated April 28, 2005, as further amended by Amendment No. 23 to
Schedule 13D dated May 4, 2005, as further amended by Amendment No. 24 to
Schedule 13D dated May 5, 2005, as further amended by Amendment No. 25 to
Schedule 13D dated May 18, 2005, as further amended by Amendment No. 26 to
Schedule 13D dated June 15, 2005, as further amended by Amendment No. 27 to
Schedule 13D dated June 23, 2005, and as further amended by Amendment No. 28 to
Schedule 13D dated July 14, 2005 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 4. Purpose of Transaction.

      Item 4 is hereby amended as follows:

      In light of Sizeler's failure to hold its 2005 annual meeting of stockholders within 60 days of the first anniversary of the 2004 annual meeting of stockholders, First Union, in order to comply with Sizeler's by-laws, was required to resubmit its indication that it intended to nominate in person at Sizeler's 2005 annual meeting of stockholders nominees for election to Sizeler's Board of Directors within 10 days of the date of announcement of the 2005 annual meeting of stockholders. On August 2, 2005, Sizeler issued a press release announcing that its 2005 annual meeting of shareholders would be held on October 27, 2005 and that as a result of a reduction in the number of directors of the Board, only two directors and not three, would be up for election at the 2005 annual meeting of stockholders. Accordingly, on August 3, 2005, First Union sent a letter to Sizeler in accordance with Sizeler's by-laws notifying Sizeler that First Union intends to nominate in person at Sizeler's 2005 annual meeting of stockholders Michael L. Ashner and Peter Braverman for election to Sizeler's Board of Directors. A copy of the nominating letter sent to Sizeler is attached hereto as an Exhibit 24.

      Also on August 3, 2005, First Union sent a letter to Sizeler in which First Union reiterated its interest in participating in any offering by Sizeler of equity or debt securities on a basis comparable to that offered to others. A copy of this letter is attached hereto as Exhibit 25.

Item 7. Materials to be Filed as Exhibits.

      Exhibit 24. Letter from First Union to Sizeler dated August 3, 2005 relating to the nomination of directors.

      Exhibit 25. Letter from First Union to Sizeler dated August 3, 2005 relating to future equity issuances.

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2005                         FIRST UNION REAL ESTATE EQUITY AND
                                              MORTGAGE INVESTMENTS


                                              By: /s/ Michael L. Ashner
                                                  -------------------------
                                                  Michael L. Ashner
                                                  Chief Executive Officer